ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

RECEIVED
2005 SEP 15 P 2:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 September 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

05011238

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Andrew Geddes
Investor & Media Relations Manager

encl

9/15

ventracor

asx announcement

Patent Litigation Update

Sydney 6 September 2005: Ventracor Limited (ASX: VCR) today reported the Magistrate Judge in the US District Court in Florida on Thursday recommended denial of a motion for sanctions filed by HeartWare Inc in January 2005.

HeartWare Inc had claimed in its motion that the patent infringement complaint filed by Ventracor had been filed for an improper purpose and that it had no objective basis in fact or law.

However, Magistrate Judge Seltzer held that "*The record does not support a finding that the Amended Complaint has no reasonable factual basis or that it is based on a legal theory that has no reasonable chance of success. Nor do the facts or the law support a finding that [the Ventracor parties] brought this action for an improper purpose.*"

As with all previous rulings, full text of the publicly available document is provided *www.ventracor.com* for the information of shareholders.

Ventracor is a global medical device company that has developed an implantable blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
T: + 61 2 9406 3086